| | | OMB APPROVAL |
|---|---|---|

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: April 30, 2013 |
| Estimated average burden |
| hours per response...12.00 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-44632 |

KH 3/10

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 01, 2010___ ENDING___December 31, 2010___

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roberts Mitani, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 West 57th Street, 21st Floor
_____
(No. and Street)

New York                          NY                          10019
_____                    _____                   _____
(City)                              (State)                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hideki Mitani                                              212-582-9800
_____
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
_____
(Name – If Individual, State Last, First, Middle Name)

| 10 Cutter Mill Road | Great Neck | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**11019427**

| FOR OFFICIAL USE ONLY |
|---|
| |

---

\* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)     *Persons who are to respond to the collection of information*
*contained in this form are not required to respond unless the*
*form displays a currently valid OMB control number*

# OATH OR AFFIRMATION

I, _____Bruce Roberts_____swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Roberts Mitani, LLC_____, as of

December 31_____, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

_____

Title

_____

Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROBERTS MITANI, LLC

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION*

*REPORT ON INTERNAL CONTROL*

*REPORT ON SIPC ASSESSMENT*

*DECEMBER 31, 2010*

# Lilling & Company LLP

## Certified Public Accountants

## *INDEPENDENT AUDITOR'S REPORT*

To the Members
Roberts Mitani, LLC
New York, New York

We have audited the accompanying statement of financial condition of Roberts Mitani, LLC as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts Mitani, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*CERTIFIED PUBLIC ACCOUNTANTS*

*Great Neck, New York*
*February 21, 2011*

# ROBERTS MITANI, LLC

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2010*

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 312,424 |
| Accounts receivable | | 154,253 |
| Securities owned, at fair value | | 92,992 |
| Property and equipment, net of accumulated depreciation | | 9,646 |
| Other assets | | 39,423 |
| | $ | 608,738 |

## LIABILITIES AND MEMBERS' EQUITY

### Liabilities

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 63,542 |
| Deferred income and other liabilities | | 46,306 |
| | | 109,848 |
| **MEMBERS' EQUITY** | | 498,890 |
| | $ | 608,738 |

# ROBERTS MITANI, LLC

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2010

### REVENUES

| | |
|---|---:|
| Fee income | $ 1,607,774 |
| Investment and other income | 118,503 |
| | 1,726,277 |

### EXPENSES

| | |
|---|---:|
| Consulting fees | 492,975 |
| Occupancy | 177,587 |
| Professional fees | 38,286 |
| Travel and entertainment | 38,130 |
| Depreciation and amortization | 2,059 |
| Other expenses | 151,109 |
| | 900,146 |

| | |
|---|---:|
| **INCOME BEFORE PROVISION FOR INCOME TAXES** | 826,131 |
| Provision for income taxes | 33,401 |
| **NET INCOME** | $ 792,730 |

# ROBERTS MITANI, LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net income | $ 792,730 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities: | |
| Depreciation | 2,059 |
| (Increase) decrease in assets: | |
| Accounts receivable | (25,672) |
| Securities owned, at fair value | (22,172) |
| Other assets | 1,636 |
| Increase (decrease) in liabilities: | |
| Accounts payable and accrued expenses | 18,524 |
| Deferred income and other liabilities | 25,564 |
| | |
| Total adjustments | (61) |
| | |
| **Net cash provided by operating activities** | 792,669 |
| | |
| **Net cash flows from investing activities** | |
| Cash paid for office equipment | (6,926) |
| | |
| **Net cash used in investing activities** | (6,926) |
| | |
| **Net cash flows from financing activities** | |
| Distributions to members | (731,608) |
| | |
| **Net cash used in financing activities** | (731,608) |
| | |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | 54,135 |
| | |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 258,289 |
| | |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 312,424 |
| | |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest expense | $ 2,265 |
| Income taxes | $ 12,962 |

# ROBERTS MITANI, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## YEAR ENDED DECEMBER 31, 2010

| | |
|---|---:|
| **Balance - beginning** | $ 437,768 |
| Distributions to members | (731,608) |
| Net income | 792,730 |
| **Balance - end** | $ 498,890 |

ROBERTS MITANI, LLC

*NOTES TO FINANCIAL STATEMENTS*
*DECEMBER 31, 2010*

1.    ORGANIZATION AND NATURE OF BUSINESS

Roberts Mitani, LLC (the "Company"), a New York limited liability company, is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on August 23, 1996. The Company primarily receives revenue from consulting fees.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Accounting Standards Codification**

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

**Cash and Cash Equivalents**

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

**Revenue Recognition**

Revenue from placement fees and commission expense are recorded on the date the placement is completed.

**Securities Owned**

Securities owned are recorded at current fair value. Securities not readily marketable are valued at fair value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities or to the Company.

# ROBERTS MITANI, LLC

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2010

### Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of five years.

### Income taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City Unincorporated Business Tax and has recorded a provision for income taxes of $33,401 for the year ended December 31, 2010.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

### Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

## 3. FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Money market funds | $ 5,178 | $ - | $ - | $ 5,178 |
| Securities owned | 43,544 | - | 49,448 | $ 92,992 |
| | $ 48,722 | $ - | $ 49,448 | $ 98,170 |

**Level 3 Change in Financial Assets and Liabilities**

| | Beginning Balance | Realized Gains (Losses) | Purchases, Issuances and Settlements | Ending Balance |
|---|---|---|---|---|
| **Assets** | | | | |
| Securities owned | $ 38,665 | $ 31,783 | $ (21,000) | $ 49,448 |

## 4. SECURITIES OWNED

Securities owned consist of marketable securities in U.S. public entities and restricted warrants of $92,992 at quoted market value.

## 5.   COMMITMENT AND RELATED PARTY

**Lease**

The Company leases office space in New York City under a non-cancelable operating lease, expiring through October 31, 2015 with a fixed annual rate of $181,560 plus escalation charges.   The Company subleases, to a related entity, a portion of this space through October 31, 2015.   In 2010, approximately $64,000 was received from this company with common ownership.   Included in operations for 2010 is rent expense of approximately $178,000. Minimum future rental payments are as follows:

| Years Ending December 31, | | |
|---|---|---|
| 2011 | $ | 182,000 |
| 2012 | | 182,000 |
| 2013 | | 182,000 |
| 2014 | | 182,000 |
| 2015 | | 152,000 |
| | $ | 880,000 |

## 6.   COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

## 7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).   At December 31, 2010, the Company had net capital of $236,645, which was $229,322 in excess of its required net capital of $7,323. The Company had a percentage of aggregate indebtedness to net capital of 46% as of December 31, 2010.

## 8.   PROFIT SHARING PLAN

The Company maintains a profit sharing plan which covers members electing to participate in the plan with a maximum contribution of 15% during a calendar year.   The contribution is voluntary and may range from 0% to 15% based on the decision of management.   There was no Company contribution for the year ended December 31, 2010.

ROBERTS MITANI, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

---

9.  **MAJOR CUSTOMERS**

Two customers accounted for approximately 41% of total income for the year ended December 31, 2010. Two other customers accounted for approximately 60% of the accounts receivable balance at December 31, 2010.

10. **SUBSEQUENT EVENTS**

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2010, through the date of issuance of these financial statements on February 21, 2011. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

*SUPPLEMENTAL INFORMATION*
*PURSUANT TO RULE 17a-5 OF THE*
*SECURITIES EXCHANGE ACT OF 1934*

*AS OF DECEMBER 31, 2010*

*COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1*
*OF THE SECURITIES AND EXCHANGE COMMISSION*
*DECEMBER 31, 2010*

*NET CAPITAL*

| | | |
|---|---|---:|
| Members' equity | $ | 498,890 |
| Deductions and/or charges | | |
|   Non-allowable assets | | 252,770 |
| Net capital before haircuts on securities positions | | 246,120 |
| Haircuts and undue concentration | | 9,475 |
| *NET CAPITAL* | $ | 236,645 |
| *AGGREGATE INDEBTEDNESS* | $ | 109,848 |
| *MINIMUM DOLLAR NET CAPITAL REQUIREMENT* | $ | 5,000 |
| *MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)* | $ | 7,323 |
| *EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS* | $ | 229,322 |
| *PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL* | | 46% |

*Statement Pursuant to Paragraph (d)(4)of Rule 17a-5:*

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2010.

*See independent auditors' report*

# Lilling & Company LLP
## Certified Public Accountants

*INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3*

To the Members
Roberts Mitani, LLC
New York, New York

In planning and performing our audit of the financial statements of Roberts Mitani, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Lilling & Company*

*CERTIFIED PUBLIC ACCOUNTANTS*
*Great Neck, New York*

*February 21, 2011*

# Lilling & Company LLP

### Certified Public Accountants

*INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES*
*RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION*

To the Members
Roberts Mitani, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Roberts Mitani, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Roberts Mitani, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Roberts Mitani, LLC's management is responsible for Roberts Mitani, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1      Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2.      Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3.      Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4.      Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Lilling & Company*

*CERTIFIED PUBLIC ACCOUNTANTS*
*Great Neck, New York*

*February 21, 2011*

## SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
### General Assessment Reconciliation

For the fiscal year ended December 31 , 2010
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ROBERTS MITANI, LLC
145 West 57th Street
21st Floor
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)     $ 4,462

   B. Less payment made with SIPC-6 filed (exclude interest)     ( 2,639 )

      07/16/2010
      Date Paid

   C. Less prior overpayment applied     ( 150 )

   D. Assessment balance due or (overpayment)     1,673

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum     - - - -

   F. Total assessment balance and interest due (or overpayment carried forward)     $ 1,673

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)     $ 1,673

   H. Overpayment carried forward     $( - - - - )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROBERTS MITANI, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_____, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning <u>Jan 1</u>, 20<u>10</u>
and ending <u>Dec 31</u>, 20<u>10</u>
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)     $    1,895,801

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.     - - - -

(2) Net loss from principal transactions in securities in trading accounts.     - - - -

(3) Net loss from principal transactions in commodities in trading accounts.     - - - -

(4) Interest and dividend expense deducted in determining item 2a.     - - - -

(5) Net loss from management of or participation in the underwriting or distribution of securities.     - - - -

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.     - - - -

(7) Net loss from securities in investment accounts.     - - - -

Total additions     - - - -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.     - - - -

(2) Revenues from commodity transactions.     - - - -

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.     - - - -

(4) Reimbursements for postage in connection with proxy solicitation.     - - - -

(5) Net gain from securities in investment accounts.     46,622

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.     - - - -

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).     - - - -

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):     64,104

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $   152

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $   - - - -

Enter the greater of line (i) or (ii)     152

Total deductions     110,878

2d. SIPC Net Operating Revenues     $   1,784,923

2e. General Assessment @ .0025     $   4,462

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